SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 8, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosure:  Press Release dated April 8, 2008

Corporate Express NV For more information:
Media Relations:
PRESS RELEASE	+31 (0)20 651 10 34

Investor Relations:
+31 (0)20 651 10 42

www.cexpgroup.com

CORPORATE EXPRESS Q1 2008 TRADING UPDATE CONFIRMS EXECUTION OF STRATEGIC PLAN ACHIEVING SOUND PROGRESS

Amsterdam - 8 April 2008, Corporate Express NV, one of the world’s leading suppliers of office products, announces its first quarter 2008 trading update ahead of today’s Annual General Meeting of Shareholders. The first quarter organic sales growth confirms sound progress in realising the strategic initiatives, first announced on 1 October 2007.

In North America organic sales growth of 2% was realised in the first quarter despite the difficult economic circumstances. This follows a return to organic sales growth in the fourth quarter 2007 when 3% growth was reported.

Europe achieved organic sales growth of 3% in the first quarter which follows 5% organic growth in the fourth quarter 2007. While sales were hampered by Nordic region warehouse integration effects, these have been addressed and Europe continues to show healthy underlying organic growth in its different markets.

Consistent with the comments made in Corporate Express’ fourth quarter 2007 statement early February, while the company is fully aware that the economic outlook for 2008 is uncertain, its organic sales growth for the first quarter demonstrates that Corporate Express is in a robust position to outperform the market.

Peter Ventress, CEO of Corporate Express: “We are encouraged by today’s trading update. It indicates the momentum that we have within our company and reflects the strength and potential of our strategic initiatives and the commitment of our employees to achieving our objectives. We are confident our actions, strategic priorities and strong market positions put us in a robust position to outperform the market.”

Corporate Express will publish a further update on the progress and future expectations of its strategic plan with its full first quarter results, scheduled for Wednesday 7 May.

In order to extend the maturity profile of the capital structure, in particular the revolver, the Company has been refinanced with a new credit facility. It consists of a 5-year revolver (EUR 175 million), a 5-year amortising Term A facility (EUR 200 million) and a 6-year Term B facility (EUR 205 million). The leverage ratio starts at 4.00x and gradually decreases to 2.75x. The interest coverage ratio starts at 3.00x and gradually increases to 4.60x.

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Note to the editor

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of EUR 5.6 billion. On October 1, 2007, the new management of Corporate Express announced the outcome of a strategic review designed to fully unlock the potential of the Group and its valuable international market positions, create growth and improve shareholder value. While the Company is aware of current economic conditions, it is confident that it is on track towards achieving its targets of an average annual organic sales growth of at least 6% for its Global Office Products business for the period 2008-2010.  The Company expects to generate EBITDA margins of at least 7% from Global Office Products, including overhead costs.

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Anneloes Geldermans	Telephone: +31 (0)20 651 10 34
anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2008. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date: April 8, 2008